PLX Technology, Inc. (Nasdaq: PLXT)

Investor Presentation Addendum

November 26, 2013

Potomac Capital Partners II, LP

PCM

Potomac Capital Partners II, L.P.

Potomac presents graph showing marked <u>underperformance</u> over 5 years



5-year TSR to date (11/15/2013)
Indexed performance

Legend: PLXT — Peer Median — PHLX / Semiconductor — NASDAQ-100 Index

❑ Potomac captures total shareholder returns, includes chart start and end dates, and includes a peer group more relevant than just SOX (which is comprised of many large semi and semiconductor capital equipment companies)

Source: FactSet. Data as of 11/15/2013.
Peer Group includes: CAVM, MLNX, IDTI, LSI, EXAR, AMCC

PCM

Potomac Capital Partners II, L.P.

PLXT management presentation includes misleading "5 year" chart



- ❑ At first glance, PLXT substantially outperforms benchmarks.
- ❑ How is this possible given the preceding?

Potomac Capital Partners II, L.P.

Step 1: Ignore Dividends

% Total Shareholder Return (including dividends)



☐ Merely looking at stock prices fails to capture total shareholder return

% Price Change (excluding dividends)



☐ Removing dividends decreases performance of indices markedly, but not PLXT

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Potomac Capital Partners II, L.P.

Step 2: Shorten "5 years"



- PLXT uses 11/28/2008-11/18/2013 as a "5 year period"



- Including those ten days in the 5 year analysis, 11/18/2008-11/18/2013, PLXT <u>underperforms</u>

- Why are they dropping ten days?

Potomac Capital Partners II, L.P.

Step 3: Cherry pick a flattering time period

- ❑ What happened to PLXT between 11/14 and 11/28?
- ❑ Zoom In
- ❑ PLXT fell over -26% while its indices were nearly flat
- ❑ This fact **alone** explains almost **all** of PLXT's supposed outperformance





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Potomac Capital Partners II, L.P.

Pick any relevant date

❑ PLXT demonstrates **underperformance** over five years compared to relevant indices using **any** relevant ending date.



A

❑ Five years ending 1/25/2013: Potomac 13D Filing and First Letter to PLXT Board



B

❑ Five years ending 3/6/2013: Potomac 13D Filing and Nomination of Board Members



C

❑ Five years ending 10/25/2013: Potomac Proxy Statement Filing



D

❑ Five years ending 11/11/2013: Shareholder Date of Record

Potomac Capital Partners II, L.P.

Graphing tricks cannot fix underperformance

❑ PLXT has markedly <u>underperformed</u> relevant indices over five years

❑ Total shareholder return is the most fair way to evaluate performance relative to indices

– PLXT management <u>omits</u> dividends

❑ Five years is five years

– PLXT management cuts a five year period short to <u>inflate</u> relative performance

❑ Relevant five year performance requires relevant dates

– PLXT management cherry picks a beginning date after a <u>massive decline</u>, dramatically flattering performance relative to indices

❑ Pick any relevant date

– PLXT's five-year performance has been significantly <u>worse</u> than relevant indices

PCM

Potomac Capital Partners II, L.P.

Legal Disclaimer

- This presentation is for discussion and general informational purposes only. It does not have regard to the specific investment objective, financial situation, suitability or the particular need of any specific person who reads this presentation, and should not be taken as advice on the merits of any investment decision. The views expressed herein are those of Potomac Capital Partners II, L.P. (Potomac) and the other participants named herein and are based on or derived from publicly available information. Certain financial information and data used herein have been obtained or derived from filings made with the Securities and Exchange Commission (SEC) by PLX Technology, Inc. (PLX) and other public sources.

- Potomac has not sought or obtained consent from any third party to use any statements or information indicated herein as having been obtained or derived from statements made or published by third parties. Any such statements or information should not be viewed as indicating the support of such third party for the views expressed herein. No warranty is made as to the accuracy of data or information obtained or derived from filings made with the SEC by PLX or from any third-party source.

- Except for the historical information contained in this presentation, this presentation, including the analyses and views of Potomac contained herein, include forward-looking statements with respect to, among other things, the operating performance of PLX. These statements may be identified by the use of forward-looking terminology such as the words "expects," "intends," "believes," "anticipates" and other terms with similar meaning indicating possible future events or actions or potential impact on the business or stockholders of PLX. Potomac' views and these forward-looking statements are based solely on publicly available information and on various assumptions that are inherently subject to significant economic, competitive and other risks and uncertainties that could cause actual results to differ materially. These risks and uncertainties include, among others, the ability to successfully solicit sufficient proxies to elect Potomac' nominees to PLX's board of directors, the ability of Potomac' nominees to influence management of PLX and to improve the operating performance of PLX, and risk factors associated with the business of PLX, as described in PLX's 10-K for the fiscal year ended December 31, 2012, and in other periodic reports of PLX, which are available at no charge at the website of the SEC at http://www.sec.gov. Accordingly, you should not rely upon forward-looking statements as a prediction of actual results. Potomac recognizes that there may be confidential information in the possession of PLX that could lead PLX to disagree with Potomac' conclusions. Other stockholders or potential stockholders of PLX should make their own determination concerning an investment in PLX. Potomac reserves the right to change any of its views expressed herein at any time as it deems appropriate. Potomac disclaims any obligations to update the information contained herein, except as may be required by law.

- There is no assurance or guarantee with respect to the prices at which any securities of PLX will trade, and such securities may not trade at prices that may be implied herein. The estimates and projections set forth herein are based on assumptions that Potomac believes to be reasonable but there can be no assurance or guarantee that actual results or performance of PLX will not differ, and such differences may be material. This presentation does not recommend the purchase or sale of any security.

- Under no circumstances is this presentation to be used or considered as an offer to sell or a solicitation of an offer to buy any security.

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PCM

Potomac Capital Partners II, L.P.